UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 14, 2011

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

The report on Form 6-K/A is filed to correct certain typological errors in the proxy card for the Registrant's Special General Meeting of Shareholders, which was filed as Exhibit 99.2 to Registrant's Form 6-K, furnished to the Securities and Exchange Commission on December 5, 2011. The amended proxy card is attached hereto as Exhibit 99.1.

Registrant has made an additional amendment to the Hebrew versions of the proxy statement and the proxy card, as filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, in order to comply with recent regulatory requirements in Israel (issued following the original publication of the proxy statements and proxy card in Israel). In the amended Hebrew version of the proxy card, the voting shareholder is asked to indicate whether he/she is a material shareholder (as defined in the Israeli Companies Law, 1999), a senior office holder (as defined in the Israeli Securities Law, 1968) an institutional investor (as defined in the Israeli Supervision of Financial Services Regulations (Provident Funds) (Participation of managing company in general meetings), 2009), or a manager of a joint investment trust fund (as defined in the Israeli Joint Investment Trust Law, 1994).

The aforementioned amendment is not reflected in the English version of the proxy card, attached hereto Exhibit 99.1. However, if you are either: (i) a material shareholder (as defined in the Israeli Companies Law, 1999); (ii) a senior office holder (as defined in the Israeli Securities Law, 1968); (iii) an institutional investor (as defined in the Israeli Supervision of Financial Services Regulations (Provident Funds) (Participation of managing company in general meetings), 2009); or (iv) a manager of a joint investment trust fund (as defined in the Israeli Joint Investment Trust Law, 1994), please inform the Registrant at P.O. Box 142, Hadera, Israel, attn: Yael Nevo, no later than January 1, 2012.

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /S/ Yael Nevo Yael Nevo Corporate Secretary

Dated: December 14, 2011

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